FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 5, 2003

Commission File Number 0-30314.

BONTAN CORPORATION INC. INC. (Translation of registrant's name into English)
47 AVENUE ROAD, SUITE 200, TORONTO, ONTARIO, CANADA, M5R 2G3 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONTAN CORPORATION INC. (Registrant)
By: /s/ Terence Robinson Terence Robinson

Date:    November 5, 2003

i

TABLE OF CONTENTS

Page No.

Item I	Notice of Annual and Special Meeting	1-2
Item II	Information Circular	3-8
Item II	Proxy Form	9-10

ii

B O N T A N C O R P O R A T I O N I N C .

October 20, 2003

Dear Shareholder:

Re: Annual and Special Meeting of Shareholders

Enclosed herewith you will find a Notice of an Annual and Special Meeting of Shareholders to be held on Thursday, November 20, 2003, at the hour of 9:00 a.m. at Suite 200, 47 Avenue Road, Toronto, Ontario, together with an Information Circular, Proxy, and Audited Financial Statements of the Corporation.

The Notice of meeting and Information Circular describe the items of business to be dealt with at the meeting and provide you with other pertinent information about Bontan Corporation Inc., its directors and executive officers.

If you cannot attend the meeting, it is important that you are represented by proxy. The form of proxy enables you to signify your voting intentions in advance, whether or not you plan to attend the meeting. Please complete, date and sign the form and return to our office in the envelope provided.

Yours truly,

/s/ Terence Robinson
Terence Robinson
Chairman and
Chief Executive Officer

47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3
416-860-0211 FAX 416-361-6228

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Bontan Corporation Inc. (the "Corporation") will be held at Suite 200, 47 Avenue Road, Toronto, Ontario on the 20th day of November, 2003, at the hour of 9:00 AM (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements for the year ended March 31, 2003, and the report of the auditors thereon.

2.	To elect directors.

3.	To appoint auditors; and to authorize the directors to fix their remuneration and/or appoint, if necessary, another auditor, as seen fit, in the event of a major transaction.

4.	To consider and if thought appropriate, pass a special resolution authorizing directors to amend the Corporation's by-laws to allow buy-backs of the Corporation's common shares and to authorize the directors to carry out such buy-backs from time to time, on such terms and conditions and to such persons or classes of persons as they deem necessary.

5.	To consider and if thought appropriate, pass a special resolution authorizing directors to continue to raise funds through private placements as seen fit; and to issue as they deem necessary as many additional common, convertible or preferred shares, warrants, or any other financial instruments, through the sale of an exempt offering of common shares as defined by governing regulatory bodies for use in acquisitions, private placements, working capital or debt.

6.	To consider and if thought appropriate, pass a resolution authorizing directors to make any changes in the terms of the "2001 Consultant Plan" as deemed necessary.

7.	To consider and if thought appropriate, to authorize directors to approve and disburse at their discretion, dividends, in cash or stock, out of the proceeds of any major investments and/or assets of the Company subject to compliance with any regulatory requirements.

8.	To consider and if thought appropriate, to pass a resolution to either split the issued capital of the Corporation such that up to fifteen new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to fifteen old issued common shares of the Corporation, at the discretion of the Directors of the Corporation within the next Annual General Meeting.

9.	To consider and if thought fit, to pass a Special Resolution changing the name of the Corporation to "Bontan International Corp." or such other name as shall be acceptable to the Directors and the Minister of Consumer and Commercial Relations.

10.	To consider and if thought appropriate, approve issuance of additional common shares of the Corporation for the settlement of all or part of debts and payables of the Corporation, at the discretion of the Directors.

11.	To consider and if thought fit, to pass a special resolution to amend the Articles of the Corporation to move the jurisdiction of the Corporation to the USA, at the discretion of the Directors.

12.	To transact such further and other business as may properly come before the meeting or any adjournment thereof.

Copies of the Information Circular, Proxy and Audited Financial Statements of the Corporation accompany this notice. All instruments appointing proxies to be used at the above meeting must be deposited at the office of the Corporation, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3 no later than 11 o'clock in the forenoon (Toronto time) on November 19, 2003. DATED at Toronto this 20th day of October 2003.

BY ORDER OF THE BOARD

  /s/ Terence Robinson
Terence Robinson
Chairman and
Chief Executive Officer

INFORMATION CIRCULAR

PROXIES

MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF PROXIES to be used at the Annual and Special Meeting of the shareholders of Bontan Corporation Inc. (the "Corporation") to be held Thursday, November 20th, 2003. Proxies will be solicited primarily by mail and may also be solicited by the directors and / or officers of the Corporation at nominal cost. The Corporation will bear the cost of solicitation of proxies.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COPRORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person's name in the blank space provided in the form of proxy and depositing the completed proxy at the office of the Corporation, Suite 200, Toronto, Ontario, M5R 2G3.

A proxy can be executed by the shareholder or his/her attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, the proxy may be revoked before it is excercised by instrument in writing and delivered in the same manner as the proxy, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof, at which time the proxy is to be used or delivered to the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the time of voting and upon either such occurance, the proxy is revoked.

DEPOSIT OF PROXY

By resolution of the directors of the Corporation duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 11.00 AM on November 19, 2003, or any adjournment thereof, at the Corporation's office, Suite 200, Toronto, Ontario, M5R 2G3 provided that a proxy may be delivered to the chairman of the meeting on the day of the Meeting or any adjournment thereof, prior to the time for voting.

INSTRUCTIONS FOR COMPLETING PROXY FORM

1.	Please complete and sign the proxy authorization form.

2.	Your vote will be recorded on receipt of the proxy authorization form.

3.	Please use the return envelope provided.

4.	If you have any questions regarding the enclosed documents, please contact the individual who serves your account.

5.	Exercising your right to vote is an important part of investing. We urge you to review the enclosed material and exercise your voting rights by returning the enclosed proxy authorization form immediately.

6.	You may send your entire proxy authorization form by facsimile to 416-361-6228. Please ensure the proxy authorization form is completed and signed.

If you plan to attend the meeting, or designate another person(s) to attend on your behalf, please strike out the names of the appointed persons as proxy holders and print your name or that of your delegate(s), in the space provided. You may vote on the resolutions now or you may elect not to vote until the meeting.

It is important to sign, date and return the proxy authorization form in the envelope provided as soon as possible. An unsigned proxy form cannot be counted.

Please note, if you appoint yourself or another person(s) on your behalf, you or your delegate(s) must attend the meeting for your vote to count.

VOTING

VOTING OF SHARES AND PRINCIPAL HOLDERS THEREOF

As of October 20th, 2003, there were 5,578,006 common shares outstanding, each carrying the right to one vote per share. The Board of Directors fixed the close of business on October 20th, 2003, as the record date for the purpose of determining shareholders entitled to receive notice of the meeting, but failure to receive a notice does not deprive a shareholder of the right to vote those shares at the meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his name in the list of shareholders not later than ten days before the date of the meeting.

To the knowledge of the directors and officers of the Corporation, as at October 20th, 2003, no shareholder beneficially owned, directly or indirectly or exercised control or direction over 10% of the common shares of the Corporation.

PROVISIONS RELATING TO VOTING OF PROXIES

Proxies are only voted when a poll is required. A poll is a vote by written ballot which gives one vote for each common share registered in the name of the member.

IF THERE IS CERTAINTY OF INSTRUCTIONS, THE PERSON NAMED IN THE ENCLOSED PROXY WILL VOTE (EXCEPT WHERE THERE IS A DIRECTION TO WITHHOLD VOTING) THE SHARES IN RESPECT OF WHICH HE OR SHE IS APPOINTED IN ACCORDANCE WITH THE DIRECTIONS OF THE MEMBER APPOINTING THE PROXY HOLDER. IN THE ABSENCE OF SUCH DIRECTIONS, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS REFERRED TO IN THE ATTACHED NOTICE OF MEETING. IF TWO DIRECTIONS ARE MADE IN RESPECT TO ANY MATTER, SUCH SHARES WILL SIMILARLY BE VOTED FOR THE ADOPTION OF SUCH MATTER.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting, HOWEVER IF ANY SUCH AMENDMENTS, VARIATION OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

MATTERS TO BE ACTED ON

REPORT OF AUDITORS AND CONSOLIDATED FINANCIAL STATEMENTS - PROPOSAL ONE

The Annual Report of the Corporation, which contains the report of the Auditors and the Consolidated Financial Statements, has been mailed to members together with this Information Circular. Additional copies will be available at the Annual General and Special Meeting. If any member wishes additional copies of the Annual report prior to the Annual General and Special Meeting, please contact the Corporation.

ELECTION OF DIRECTORS - PROPOSAL NUMBER TWO

The Directors of the Corporation are elected annually and hold office until the next Annual General and Special Meeting. The Articles of the Corporation currently provide for a Board of Directors consisting of not less than three (3) and not more than ten (10) directors. Management proposes the persons listed below be nominated for election as Directors of the Corporation for the ensuing year.

Management does not contemplate that any of the persons proposed to be nominated by it will be unable to serve as Director. If prior to the Meeting any such nominees are unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Name, Office Held with The Corporation and Present Principal Occupation	Director since	Number of shares of the Corporation beneficially owned or over which control or direction is Exercised

Terence Robinson Chairman and Chief Executive Officer, Venture Capitalist	October 1, 1991	Nil

Kam Shah Director and Chief Financial Officer	January 3, 1999	Nil

Dean Bradley Director	November 13, 2000	Nil

The information as to the shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

The Corporation is required to have an audit committee. Messrs. Terence Robinson and Dean Bradley are currently members of that Committee.

Statement of executive compensation

The following table sets forth, for the fiscal year ended March 31, 2003, 2002 and 2001, the aggregate remuneration paid or payable by the Corporation in each such period to the person who acted as an Executive to the Company during the year ended March 31, 2003.

Name and Principal Position	Twelve months March 31	Annual Compensation Fees

Terence Robinson CEO	2003 2002 2001	$ Nil $ 118,100 $ 38,400

Kam Shah CFO	2003 2002 2001	$ Nil $ 121,811 $ 72,000

Stock options issued

For the fiscal year ended March 31, 2003, no options were issued under the "1999 Option Plan."

Compensation of directors

During the fiscal year ended March 31, 2003, none of the directors of the Corporation received any fees or retainers for acting as directors or as members of committees of the board of directors.

Report on executive compensation

The Corporation's primary concern in compensating executive officers is to provide a lower level of fixed cash compensation, but to provide through profit sharing, stock appreciation rights, or bonuses, strong incentives for the executive officers to ensure their continuing commitment to the Corporation, its overall performance, and stock performance for the Corporation's shareholders.

The Corporation's goal is to provide each executive officer with incentives for performance of the business unit in which the executive officer is involved. In the case of the executive officers who have involvement in more than one business unit, the Corporation places more emphasis on the overall profitability of the Corporation and the returns to shareholders of the Corporation through increases in stock prices.

Severance agreements

The Company has entered into a severance agreement with the two executives. The agreement generally provides for the payment of severance benefits if the named executives are terminated by the company, owing to a change in control or any other reasons, other than for cause. The named executives will receive a lump sum severance payment equal to the higher of $250,000 and three times the average of the total compensation earned in the previous two years. In addition, stock options granted to the named executive will fully vest on termination.

Indebtedness of directors and senior officers

As of March 31, 2003, total indebtedness incurred by all the executives is set forth in the following table:

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest amount outstanding during fiscal 2003	Amount outstanding at March 31, 2003

Terence Robinson CEO	Lender	$ 6,087	$ Nil

Kam Shah CFO	Lender	$ Nil	$ Nil

APPOINTMENT OF AUDITORS - PROPOSAL NUMBER THREE

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, and to authorize the directors to fix their remuneration and/or appoint another auditor in the event of a major transaction if deemed necessary. Daren, Martenfeld, Carr, Testa and Company LLP, Chartered Accountants were first appointed auditor of the Corporation during the 1999 fiscal year.

NORMAL COURSE ISSUER BUY-BACKS - PROPOSAL NUMBER FOUR

The Management is of the opinion that the Company should carry out normal course buy back of its common shares from time to time. If the shares are considered undervalued by the directors, it may be prudent to decrease the number of common shares issued and outstanding so as to improve the shareholders value. On occasion, it also may be necessary to reduce the number of fractional or small shareholdings in order to reduce shareholder communication costs.

The shareholders are therefore asked to pass a special resolution authorizing an amendment to the Corporation's by-laws to allow the Corporation to buy-back the Corporation's common shares and to authorize the directors to carry out such buy-backs from time to time, on such terms and conditions and to such persons or classes of persons as they deem necessary.

PRIVATE PLACEMENTS AND SHARES ISSUANCE FOR ACQUISITIONS - PROPOSAL FIVE

The Corporation is attempting to complete a private placement for up to 7,143,000 units at $0.35, consisting of one common share and one common share purchase warrant, with the proceeds to be used for working capital and for the acquisition and financing of an indirect participation interest in an oil exploration project negotiated by the Company. The Corporation may be required to raise additional financing in connection with the indirect participation interest or for other acquisitions under consideration by the Management, as well as for additional working capital to maintain the company's financial condition. Any such acquisitions and financing may involve issuance of cash and or significant number of common shares of the Corporation through the sale of an exempt offering as defined by the Ontario Securities Act and the United States Securities Act 1933.

The shareholders are therefore asked to pass a special resolution authorizing the directors to raise additional funds through private placements at prices deemed fit by them and to authorize the directors to issue as many shares, warrants or other financial instruments as they see fit through exempt sale offerings permissible by applicable governing regulatory bodies for acquisition, private placement, debt or working capital.

AMEND "2001 CONSULTANT PLAN" - PROPOSAL SIX

In the Annual and Special Meeting held on October 30, 2001, the shareholders approved a "Consultants Plan" whereby the Corporation can issue up to 1,205,714 common shares to consultants or contractors in compliance with the United States Security and Exchange Commission's S-8 registration for services rendered or to be rendered.

The shareholders are now asked to pass a special resolution authorizing directors to increase the number of shares or to make other changes in the terms of the Plan to the extent they consider appropriate subject to any regulatory requirements.

DISBURSEMENT OF DIVIDENDS - PROPOSAL SEVEN

During the past three years, the Company made certain investments in new and emerging businesses and projects. While these investments were written off for accounting purposes, some of the businesses and projects are still operative and may yield significant gains in the future, which the directors may decide to disburse as dividend in cash or stock.

The shareholders are therefore asked to pass a resolution authorizing the directors to declare and disburse dividend out of the proceeds from the sale of any major investment or asset of the Corporation subject to compliance with any regulatory requirements.

STOCK SPLIT OR CONSOLIDATION - PROPOSAL EIGHT

The management believes that the corporation may have to deal with acquisitions and private placements situations. These situations may have profound effect on the number of shares to be issued and on the market price of these shares.

The shareholders are therefore asked to pass a special resolution authorizing directors to either split the issued capital of the Corporation such that up to fifteen new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to fifteen old issued common shares of the Corporation, at their sole discretion within the next Annual General Meeting.

NAME CHANGE - PROPOSAL NINE

The management is of the opinion a more appropriate name may be desirable for the Corporation if it acquires a new business which has different business strategy than its current one.

The shareholders are therefore asked to pass a special resolution authorizing the directors to change the name of the Corporation to "Bontan International Corp." or some other name at their sole discretion and subject to its acceptance by the Ministry of Consumer and Commercial Relations.

STOCK ISSUANCE IN SETTLEMENT OF DEBTS - PROPOSAL TEN

The shareholders are being asked to approve the issuance of additional common shares of the Corporation at a price to the discretion of the directors of the Corporation and subject to compliance with regulatory requirements if any, until the next Annual General Meeting, in consideration for the settlement or satisfaction of all or part of the Corporation's debt and accounts payable.

CHANGE OF JURISDICTION - PROPOSAL ELEVEN

Management believes that the Corporation may be able to raise further funds more easily and reduce its compliance costs if it incorporates in the USA.

The Shareholders are therefore asked to consider and approve a special resolution to amend the Articles of the Corporation to move its reporting jurisdiction to the State of Delaware or any other State in the USA at the discretion of the directors of the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no other matters to come before the Annual and Special Meeting of shareholders other than as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS, WHICH ARE NOT KNOWN TO MANAGEMENT, SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON HOLDING THE PROXY.

CERTIFICATE OF APPROVAL OF DIRECTORS

The foregoing does not contain any untrue statements of a material fact and does not omit a material fact that is required to be stated. This Information Circular and the mailing of the same to shareholders has been approved by the Board of Directors of the Corporation.

Dated this 20th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

 /s/  Terence Robinson
Terence Robinson
Chairman and
Chief Executive Officer

PROXY

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF BONTAN CORPORATION INC.

TO BE HELD AT 47 Avenue Road, Suite 200, Toronto, Ontario, on Thursday November 20, 2003 at 9:00 a.m.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Terence Robinson, Chief Executive Officer and Chairman of the Corporation, or failing this person, Kam Shah, Chief Financial Officer and Director of the Company, or in the place of the foregoing, , as proxyholder for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered shareholders of the Corporation ("Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGNATURE OF HOLDER:

DATED THIS DAY OF , 2003

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
	For	Against	Withhold
1. Receiving and approving the consolidated financial statements.
2. Electing the directors as nominated by management.
3. Appointing Daren Martenfeld Carr Testa and Company Chartered Accountants, as auditors of the Corporation and authorizing directors to fix their remuneration, and to appoint another auditor if necessary in the event of a major transaction.
4. Authorizing the directors to amend the Corporation's by-laws to allow buy-backs of the Corporation's common shares and to authorize directors to carry out such buy-backs from time to time, and on terms and conditions and to such persons as they deem necessary.
5. Authorizing directors to continue to raise funds through private placements, and to issue as they deem necessary as many additional common, convertible or preferred shares, warrants or other financial instruments through exempt offerings for acquisitions, private placements, working capital or debt.
6. Authorizing the directors to increase the number of shares or make any changes in the terms of the "2001 Consultant Plan" as deemed necessary.
7. Authorizing directors to disburse, at their discretion, dividends in cash or stock, out of proceeds of the sale of any major investments or assets of the Corporation as allowed by the applicable regulations.
8. Authorizing the directors to do, at their sole discretion, either a 1:15 stock split or 15:1 stock consolidation of the common shares of the Corporation within the next annual general meeting.
9. Authorizing directors to change the name of the Corporation at their discretion subject to its acceptability by Ministry of Consumer and Commercial Relations.
10. Authorizing the directors to issue additional shares to settle the Corporation's obligations at their discretion.
11. Authorizing the amendment of the Articles of Corporation to allow directors to move the jurisdiction of the Corporation to USA.
12.Transacting such other business as may be properly brought before the Meeting or any adjournment thereof.
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Corporation.

2.	This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of the Corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or notarial copy of the instrument so empowering such person, or such other documentation in support as may be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Corporation.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(A) appoint one of the management proxyholdersnamed in the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(B) appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instruction of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.	If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of the Corporation no later than twenty-four ("24") hours prior to the time of the Meeting, or adjournment thereof. The mailing address of the Corporation is 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3.